UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): July 5, 2022

HC GOVERNMENT REALTY TRUST, INC.
(Exact name of issuer as specified in its charter)

Maryland	81-1867397
(State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

390 S. Liberty Street, Suite 100

Winston-Salem, NC 27101

(Full mailing address of principal executive offices)

(336) 477-2535

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

ITEM 4. CHANGES IN ISSUER’S CERTIFYING ACCOUNTANT

HC Government Realty Trust, Inc. (the “Company”) recently conducted a competitive selection process to determine the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022. The Company’s management considered several public accounting firms in connection with this process and, as a result of this process, recommended that the Company’s board of directors (the “Board”) approve the engagement of Grant Thornton LLP (“Grant Thornton”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022. On July 5, 2022, the Board approved Grant Thornton as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022, replacing Cherry Bekaert LLP (“Cherry Bekaert”), the Company’s former independent public accounting firm.

In deciding to engage Grant Thornton, the Board reviewed auditor independence and existing commercial relationships with Grant Thornton and concluded that Grant Thornton has no commercial relationship with the Company that would impair its independence. During the fiscal years ended December 31, 2021 and 2020, and during the interim period from January 1, 2022 through July 5, 2022, neither the Company nor anyone acting on its behalf has consulted with Grant Thornton regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and no written report or oral advice was provided to the Company by Grant Thornton that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a “disagreement” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a “reportable event” (as defined in Item 304(a)(1)(v) of Regulation S-K).

The report of Cherry Bekaert regarding the Company’s financial statements for the fiscal years ended December 31, 2021 and 2020 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2021 and 2020, and during the interim period from January 1, 2022 through July 5, 2022, the date of Cherry Bekaert’s dismissal, there were no disagreements with Cherry Bekaert on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Cherry Bekaert, would have caused it to make reference to such disagreement in its reports.

The Company provided Cherry Bekaert with a copy of this Current Report on Form 1-U prior to its filing with the Securities and Exchange Commission and requested that Cherry Bekaert furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements and, if it does not agree, the respects in which it does not agree. A copy of the letter, dated July 8, 2022, is filed as Exhibit 9.1 (which is incorporated by reference herein) to this Current Report on Form 1-U.

Exhibits

Exhibit No.	Description of Exhibit

9.1	Letter from Cherry Bekaert LLP, dated July 8, 2022

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HC Government Realty Trust, Inc., a Maryland corporation

Date: July 8, 2022	By:	/s/ Jacqlyn Piscetelli
	Name:	Jacqlyn Piscetelli
	Title:	Chief Financial Officer, Treasurer and Secretary

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